UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 21, 2025

HUDSON GLOBAL, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-38704	59-3547281
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

53 Forest Avenue, Suite 102

Old Greenwich, CT 06870

(Address of principal executive offices)

Registrant’s telephone number, including area code: (475) 988-2068

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value	HSON	The NASDAQ Stock Market LLC
Preferred Share Purchase Rights		The NASDAQ Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

Merger Agreement

On May 21, 2025, Hudson Global, Inc., a Delaware corporation (“Hudson”), HSON Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Hudson (“Merger Sub”), and Star Equity Holdings, Inc., a Delaware corporation (“Star”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, among other matters, and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Star, with Star continuing as the surviving corporation of the merger (the “Merger”), and a wholly owned subsidiary of Hudson. The Merger is intended to qualify for federal income tax purposes as a tax-free reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

Subject to the terms and conditions of the Merger Agreement, upon the closing of the Merger and the other transactions contemplated by the Merger Agreement (the “Closing”), (a) any shares of Star common stock held as treasury stock or held directly by Hudson or Merger Sub (or any of their respective subsidiaries) will be canceled, retired and cease to exist, and no consideration shall be delivered in exchange therefor, (b) each then-outstanding share of Star common stock will be converted into the right to receive 0.23 shares of Hudson common stock calculated in accordance with the terms of the Merger Agreement (the “Exchange Ratio”), (c) each then-outstanding share of Star Series A preferred stock will be converted into the right to receive one (1) share of Hudson Series A preferred stock (the “Hudson Series A Preferred Stock”) in accordance with the terms of the Merger Agreement, and (d) each then-outstanding option to purchase Star common stock or restricted stock units issued by Star will be converted into an option to purchase Hudson common stock or a restricted stock unit of Hudson, as applicable, which shall entitle the holder thereof to receive shares of Hudson common stock once such options are exercised or such restricted stock units are fully vested, as applicable, in each case in such amounts and on such terms as set forth in the Merger Agreement.

Under the Exchange Ratio formula in the Merger Agreement, upon the Closing, on a pro forma basis and based upon the number of shares of Hudson common stock expected to be issued in the Merger, pre-Merger Star stockholders will own approximately 21% of the combined company and the pre-Merger Hudson stockholders will own approximately 79% of the combined company.

In connection with the Merger, Hudson will call, give notice of and hold a meeting of the holders of Hudson common stock (the “Hudson Stockholder Meeting”) to seek the approval of its stockholders of the issuance of shares of common stock of Hudson, which will represent more than 5% of the shares of Hudson common stock outstanding as of immediately prior to the Merger, to stockholders of Star, in accordance with the terms of the Merger Agreement and pursuant to Nasdaq Listing Rules 5635(a) (the “Issuance Proposal”). In addition, at the Hudson Stockholder Meeting, Hudson will seek the approval of its stockholders to, among other things, (1) elect four directors to hold office until the 2026 Annual Meeting of Stockholders and until their respective successors are duly elected and qualified, (2) approve, by advisory vote, the compensation of Hudson’s named executive officers, (3) ratify the appointment of

Wolf & Company, P.C. as Hudson’s independent registered public accounting firm to audit the Hudson’s financial statements for the fiscal year ending December 31, 2025, (4) approve an amendment to the Hudson Global, Inc. 2009 Incentive Stock and Awards Plan to increase the aggregate number of shares of common stock issuable under the Hudson Global, Inc. 2009 Incentive Stock and Awards Plan, and (5) approve the adjournment of the Hudson Annual Meeting to solicit additional proxies if a quorum is not present or if there are not sufficient votes cast at the Hudson Annual Meeting to approve the Issuance Proposal or to ensure that any supplemental or amended disclosure is timely provided to Hudson stockholders.

Each of Hudson and Star has agreed to customary representations and warranties in the Merger Agreement for a transaction of this nature. In addition, each of Star and Hudson agreed to be bound by certain customary covenants for a transaction of this nature, including, among others, (1) covenants with respect to each party’s obligation to hold a meeting of its stockholders and obtain the requisite approval of its stockholders, (2) covenants with respect to non-solicitation of alternative acquisition proposals, (3) covenants with respect to the operation and conduct of their respective businesses during the period between the date of signing the Merger Agreement and the Closing, (4) with respect to Star, covenants related to each arrangement between Star and any of its subsidiaries and any professional employer organization, in each case, to the extent requested by Hudson prior to the Closing, (5) with respect to Hudson, covenants related to maintaining the existing listing of the Hudson common stock on Nasdaq and causing the shares of Hudson common stock to be issued in connection with the Merger to be approved for listing on Nasdaq prior to the Closing, (6) covenants related to the delisting and deregistration of shares of Star capital stock from Nasdaq following the Closing, (7) with respect to Hudson, covenants related to the filing by Hudson of a certificate of designations for the creation of the Hudson Series A Preferred Stock that shall become issuable to holders of Star preferred stock at the Closing (the “Certificate of Designations”) and (8) covenants related to the filing with the U.S. Securities and Exchange Commission (the “SEC”) and causing to become effective a registration statement to register the shares of Hudson common stock to be issued in connection with the Merger (the “Registration Statement”), including a joint proxy statement/prospectus of Star and Hudson (the “Proxy Statement/Prospectus”), which will form a part thereof.

Subject to certain customary exceptions for covenants that, pursuant to their terms, are to be performed in whole or in part following the Closing, the representations, warranties and covenants of the parties set forth in the Merger Agreement will terminate at the Closing.

Consummation of the Merger is subject to certain closing conditions, including, among other things, (1) approval by Hudson stockholders of the Issuance Proposal, (2) approval by the requisite Star stockholders of the adoption and approval of the Merger Agreement and the transactions contemplated thereby (the “Star Stockholder Matters”), (3) Nasdaq’s approval of the listing of the shares of Hudson common stock and preferred stock to be issued in connection with the Merger, (4) the effectiveness of the Certificate of Designations and (5) the effectiveness of the Registration Statement. Each party’s obligation to consummate the Merger is also subject to other specified customary conditions, including, among other things, regarding (1) the accuracy of the representations and warranties of the other party, (2) the performance in all material respects by the other party of its obligations under the Merger Agreement required to be performed on or prior to the date of the Closing and (3) the execution and delivery of certain ancillary documents at or prior to the Closing.

The Merger Agreement contains certain termination rights of each of Hudson and Star. Upon termination of the Merger Agreement under specified circumstances (which mutually apply to each of Hudson and Star), Hudson may be required to pay Star a termination fee of $250,000 and/or reimburse Star’s expenses up to a maximum of $250,000, and Star may be required to pay Hudson a termination fee of $250,000 and/or reimburse Hudson’s expenses up to a maximum of $250,000.

In addition, pursuant to the terms of the Merger Agreement, immediately after the Closing, the Hudson board of directors shall be expanded from four members to seven members and will include all current members of the Star and Hudson board of directors.

Support Agreements

Concurrently with the execution of the Merger Agreement, (i) each of the directors and three executive officers of Star (solely in their respective capacities as Star stockholders) have entered into support agreements with Hudson and Star that provide, among other things, that such stockholder will vote all of their shares of Star capital stock (including any shares of Star capital stock acquired following the date thereof and prior to the Closing) in favor of the Star Stockholder Matters and against (x) any action that would reasonably be expected impede or frustrate the Star Stockholder Matters or result in a breach of the Merger Agreement or the support agreement or (y) any proposal for an alternative transaction or any definitive agreement in respect of an alternative transaction (the “Star Support Agreements”) and (ii) each of the directors and one executive officer of Hudson have entered into support agreements with Hudson and Star that provide, among other things, that such stockholder will vote all of their shares of Hudson voting capital stock (including any shares of Hudson voting capital stock acquired following the date thereof and prior to the Closing) in favor of the Issuance Proposal and against (x) any action that would reasonably be expected impede or frustrate the Issuance Proposal or result in a breach of the Merger Agreement or the support agreement or (y) any proposal for an alternative transaction or any definitive agreement in respect of an alternative transaction (the “Hudson Support Agreements,” and, together with the Star Support Agreements, the “Support Agreements”). The Support Agreements shall terminate upon the earlier of (i) the effective time of the Merger, (ii) the time the Merger Agreement is validly terminated or (iii) the termination of the Support Agreement upon the mutual written agreement of Hudson, Star and the applicable stockholder. The Support Agreements contain customary lock-up restrictions binding on the applicable stockholder that will remain in effect during the period prior to the Closing.

The preceding summaries of the Merger Agreement and the Support Agreements do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, the form of Star Support Agreement and the form of Hudson Support Agreement, which are filed as Exhibits 2.1, 10.1 and 10.2, respectively, to this Current Report on Form 8-K and which are incorporated herein by reference. The Merger Agreement has been attached as an exhibit to this Current Report on Form 8-K to provide investors and securityholders with information regarding its terms. It is not intended to provide any other factual information about Star or Hudson or to modify or supplement any factual disclosures about Star or Hudson in their respective public reports filed with the SEC. The Merger Agreement includes representations, warranties and covenants of Star, Hudson and Merger Sub made solely for the purpose of the Merger Agreement and solely for the benefit of the parties thereto in connection with the negotiated terms of the Merger Agreement. Investors should not rely on the representations, warranties and covenants in the Merger Agreement or any descriptions thereof as characterizations of the actual state of facts or conditions of Star, Hudson, or any of their respective affiliates. Moreover, certain of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to SEC filings or may have been used for purposes of allocating risk among the parties to the Merger Agreement, rather than establishing matters of fact.

Item 7.01.	Regulation FD Disclosure.

On May 21, 2025, Hudson and Star issued a joint press release announcing the execution of the Merger Agreement. The press release is furnished as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference, except that the information contained on the websites referenced in the press release is not incorporated herein by reference.

Furnished as Exhibit 99.2 hereto and incorporated herein by reference is the investor presentation that will be used by Hudson and Star in connection with the Merger.

The information in this Item 7.01, including Exhibits 99.1 and 99.2 attached hereto, shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act, or the Exchange Act, except as expressly set forth by specific reference in such filing.

Forward-Looking Statements

This Current Report on Form 8-K and the exhibits filed or furnished herewith contain “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including but not limited to, express or implied statements regarding the structure, timing and completion of the proposed Merger; the combined company’s listing on Nasdaq after closing of the proposed Merger; expectations regarding the ownership structure of the combined company; the anticipated timing of Closing; the expected executive officers and directors of the combined company; the future operations of the combined company; the nature, strategy and focus of the combined company; the executive and board structure of the combined company; and other statements that are not historical fact. All statements other than statements of historical fact contained in this Current Report on Form 8-K are forward-looking statements. These forward-looking statements are made as of the date they were first issued, and were based on the then-current expectations, estimates, forecasts, and projections, as well as the beliefs and assumptions of management. There can be no assurance that future developments affecting Hudson, Star, or the proposed transaction will be those that have been anticipated.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Hudson’s control. Hudson’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to (i) the risk that the conditions to the closing of the proposed Merger are not satisfied, including the failure to timely obtain stockholder approval for the transaction, if at all; (ii) uncertainties as to the timing of the consummation of the proposed Merger and the ability of each of Hudson and Star to consummate the proposed Merger; (iii) risks related to Hudson’s ability to manage its operating expenses and its expenses associated with the proposed Merger pending closing; (iv) risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the proposed Merger; (v) risks related to the market price of Hudson’s common stock relative to the value suggested by the exchange ratio; (vi) unexpected costs, charges or expenses resulting from the transaction; (vii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed Merger; (viii) risks related to the inability of the combined company to success operate as a combined business; and (ix) risks associated with the possible failure to realize certain anticipated benefits of the proposed Merger, including with respect to future financial and operating results, among others. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. These and other risks and uncertainties are more fully described in periodic filings with the SEC, including the factors described in the section titled “Risk Factors” in Hudson’s Annual Report on Form 10-K for the year ended December 31, 2024 filed with the SEC, and in other filings that Hudson makes and will make with the SEC in connection with the proposed Merger, including the Proxy Statement/Prospectus described below under “Additional Information and Where to Find It.” You should not place undue reliance on these forward-looking statements, which are made only as of the date hereof or as of the dates indicated in the forward-looking statements. Hudson expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. This Current Report on Form 8-K does not purport to summarize all of the conditions, risks and other attributes of an investment in Hudson or Star.

Participants in the Solicitation

Hudson, Star, and their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies from Hudson’s stockholders with respect to the proposed merger transaction under the rules of the SEC. Information about the directors and executive officers of Hudson is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on March 14, 2025, and in subsequent documents filed with the SEC. Information about Star’s directors and officers is available in Part III of Star’s Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 21, 2025, and in subsequent documents filed with the SEC. Additional information will be made available to you regarding the persons who may be deemed participants in the proxy solicitations and their direct and indirect interests (by security holdings or otherwise) in the Merger and related transactions in a registration statement on Form S-4 (the “Form S-4”) that will contain the Proxy Statement/Prospectus, and other relevant materials, each that will be filed with the SEC and disseminated to stockholders when they become available. Instructions on how to obtain free copies of this document and, when available, the Form S-4 and Proxy Statement/Prospectus, are set forth below in the section headed “Additional Information and Where to Find It”.

This Current Report on Form 8-K and the exhibits filed or furnished herewith relate to the proposed merger transaction involving Hudson and Star and may be deemed to be solicitation material in respect of the proposed merger transaction. In connection with the proposed merger transaction, Hudson will file the Form S-4 and Proxy Statement/Prospectus. This Current Report on Form 8-K is not a substitute for the Form S-4, the Proxy Statement/Prospectus or for any other document that Hudson may file with the SEC and or send to its stockholders in connection with the proposed merger transaction. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF HUDSON ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HUDSON, THE PROPOSED MERGER TRANSACTION AND RELATED MATTERS.

No Offer or Solicitation

This Current Report on Form 8-K and the exhibits filed or furnished herewith do not constitute an offer to sell or the solicitation of an offer to buy any securities nor a solicitation of any vote or approval with respect to the proposed transaction or otherwise. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U S. Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

Investors and security holders will be able to obtain free copies of the Form S-4, the Proxy Statement/Prospectus and other documents filed by Hudson with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed by Hudson with the SEC will also be available free of charge on Hudson’s website at www.hudsonrpo.com. You may obtain free copies of this document as described above.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

2.1*	Agreement and Plan of Merger, dated as of May 21, 2025, by and among Hudson Global, Inc., HSON Merger Sub, Inc. and Star Equity Holdings, Inc.

10.1	Form of Star Support Agreement

10.2	Form of Hudson Support Agreement

99.1	Joint Press Release, issued on May 21, 2025

99.2	Investor Presentation, dated May 21, 2025

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*

Exhibits and/or schedules have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish supplementally copies of any of the omitted exhibits and schedules upon request by the SEC; provided, however, that the registrant may request confidential treatment pursuant to Rule 24b-2 under the Exchange Act for any exhibits or schedules so furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HUDSON GLOBAL, INC.

Date: May 21, 2025	By:	/s/ Matthew K. Diamond
	Name:	Matthew K. Diamond
	Title:	Chief Financial Officer

Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

among:

HUDSON GLOBAL, INC.;

HSON MERGER SUB, INC.; and

STAR EQUITY HOLDINGS, INC.

Dated as of May 21, 2025

(continued)

3.16	Tax Matters	38

3.17	Employee and Labor Matters; Benefit Plans	40

3.18	Environmental Matters	43

3.19	Insurance	43

3.20	No Financial Advisors	43

3.21	Transactions with Affiliates	44

3.22	Privacy and Data Security	44

3.23	Opinion of Financial Advisor	44

3.24	No Other Representations or Warranties	44

Section 4	Representations and Warranties of Parent and Merger Sub	45

4.1	Due Organization; Subsidiaries	45

4.2	Organizational Documents	45

4.3	Authority; Binding Nature of Agreement	46

4.4	Vote Required	46

4.5	Non-Contravention; Consents	46

4.6	Capitalization	47

4.7	SEC Filings; Financial Statements	49

4.8	Absence of Changes	51

4.9	Absence of Undisclosed Liabilities	51

4.10	Title to Assets	51

4.11	Real Property; Leasehold	52

4.12	Intellectual Property	52

4.13	Agreements, Contracts and Commitments	53

4.14	Compliance; Permits; Restrictions	55

4.15	Legal Proceedings; Orders	55

4.16	Tax Matters	55

4.17	Employee and Labor Matters; Benefit Plans	57

4.18	Environmental Matters	59

4.19	Insurance	60

4.20	Transactions with Affiliates	60

4.21	No Financial Advisors	60

4.22	Valid Issuance	60

4.23	Privacy and Data Security	60

4.24	Opinion of Financial Advisor	61

4.25	No Other Representations or Warranties	61

(continued)

Section 5	Certain Covenants of the Parties	61

5.1	Operation of Parent’s Business	61

5.2	Operation of the Company’s Business	63

5.3	Access and Investigation	65

5.4	No Solicitation	66

5.5	Notification of Certain Matters	68

Section 6	Additional Agreements of the Parties	68

6.1	Registration Statement; Joint Proxy Statement/Prospectus	68

6.2	Company Stockholder Meeting; No Change of Recommendation	70

6.3	Parent Stockholder Meeting; No Change of Recommendation	73

6.4	Efforts; Regulatory Approvals	76

6.5	Treatment of Company Equity Awards	76

6.6	Employee Benefits	77

6.7	Indemnification of Officers and Directors	78

6.8	Public Announcements	80

6.9	Listing of Parent Common Stock; De-listing and De-registration of Company Capital Stock	80

6.10	Transaction Litigation	81

6.11	Tax Matters	81

6.12	Termination of Certain Agreements and Rights	82

6.13	Section 16 Matters	83

6.14	Treatment of Company Warrants	83

6.15	Allocation Certificate	83

6.16	SEC Documents	83

6.17	Parent Vote	83

6.18	Parent Series A Preferred Stock	83

Section 7	Conditions Precedent to Obligations of Each Party	84

7.1	Effectiveness of Registration Statement	84

7.2	No Restraints	84

7.3	Stockholder Approval	84

7.4	Parent Series A Preferred Stock	84

7.5	Nasdaq Listing	84

(continued)

Section 8	Additional Conditions Precedent to Obligations of Parent and Merger Sub	84

8.1	Accuracy of Representations	84

8.2	Performance of Covenants	85

8.3	Closing Certificate	85

8.4	No Company Material Adverse Effect	85

8.5	Termination of Investor Agreements	85

Section 9	Additional Conditions Precedent to Obligation of the Company	85

9.1	Accuracy of Representations	85

9.2	Performance of Covenants	86

9.3	Documents	86

9.4	No Parent Material Adverse Effect	86

9.5	Governance Matters	86

9.6	Parent Series A Preferred Stock	86

Section 10	Termination	86

10.1	Termination	86

10.2	Effect of Termination	88

10.3	Expenses; Termination Fees	88

Section 11	Miscellaneous Provisions	90

11.1	Non-Survival of Representations and Warranties	90

11.2	Amendment	90

11.3	Waiver	91

11.4	Entire Agreement; Headings; Counterparts; Exchanges by Electronic Transmission	91

11.5	Applicable Law; Jurisdiction	91

11.6	Assignability	92

11.7	Notices	92

11.8	Cooperation	93

11.9	Severability	93

11.10	Other Remedies; Specific Performance	94

11.11	No Third Party Beneficiaries	94

11.12	Representation	94

Exhibits:

Exhibit A	Form of Parent Stockholder Support Agreement

Exhibit B	Form of Company Stockholder Support Agreement

Exhibit C	Form of Certificate of Designations

Schedules:

Schedule F	Parent Stockholder Support Agreement (Officers)

Schedule G	Company Stockholder Support Agreement (Officers)

Exhibit 10.1

COMPANY STOCKHOLDER SUPPORT AGREEMENT

This Company Stockholder Support Agreement (this “Agreement”), dated as of May 21, 2025, is entered into by and among Star Equity Holdings, Inc., a Delaware corporation (“Company”), Hudson Global, Inc., a Delaware corporation (“Parent”), and the stockholder of the Company included on the signature page hereto (“Securityholder”). Defined terms used but not defined herein shall have the meaning ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, concurrently herewith, Parent, HSON Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and Company are entering into that certain Agreement and Plan of Merger, dated as of the date hereof (as amended, supplemented, restated or otherwise modified from time to time, the “Merger Agreement”), pursuant to which (and subject to the terms and conditions set forth therein) Merger Sub will merge with and into Company, with Company being the surviving entity (the “Merger Transaction”);

WHEREAS, in connection with the Merger Transaction and pursuant to the terms of the Merger Agreement, Company will duly convene and hold a meeting of its stockholders (the “Company Stockholder Meeting”) for the purposes of obtaining approval by the holders of shares of Company Common Stock of the Merger Agreement and the entry into and consummation of the Merger (the “Company Stockholder Matters”);

WHEREAS, as of the date hereof, the Securityholder is the direct or indirect (through its controlled Affiliates) record and “beneficial owner” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”)) of, and has the sole right to vote and consent with respect to, [•] issued and outstanding shares of Company Common Stock (the “Current Shares” and together with any Company Common Stock or any other voting Equity Securities of Company acquired (including the acquisition of the right to vote or beneficial ownership) or purchased by, or issued (including as a result of a share split, share dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares, exercise or settlement of Company Equity Awards or other similar event) to, the Securityholder directly or indirectly (through its controlled Affiliates) after the date hereof, the “Owned Shares”); and

WHEREAS, as a condition and inducement to the willingness of Company to enter into the Merger Agreement, Company, Parent and the Securityholder are entering into this Agreement for the Securityholder to take certain actions as described herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Company, Parent and the Securityholder hereby agree as follows:

1. Agreement to Vote Common Stock in Support of the Company Stockholder Matters. From the date hereof until the Termination Date (as defined below), the Securityholder, in his or her capacity as a direct or indirect (through its controlled Affiliates) equityholder of Company, hereby irrevocably and unconditionally agrees that at any meeting of the stockholders of Company, however called (including, for the avoidance of doubt, the Company Stockholder Meeting), or at any adjournment or postponement thereof, and in any action by written consent of the stockholders of Company distributed by the Board of Directors of Company, or otherwise undertaken as contemplated by the Merger Agreement or the Contemplated Transactions, or in any other circumstance in which the vote, consent or other approval of the stockholders of Company is sought, the Securityholder shall and/or, as applicable, shall cause any other holder of record of any of the Owned Shares to:

(i) when such meeting is held, appear at such meeting or otherwise cause the Owned Shares to be counted as present thereat for the purpose of establishing a quorum;

(ii) vote (or execute and return an action by written consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all of the Owned Shares in favor of the Company Stockholder Matters;

(iii) vote (or execute and return an action by written consent), or cause to be voted at such meeting, or validly execute and return and cause such consent to be granted with respect to, all of the Owned Shares against any action that would reasonably be expected to (a) impede, frustrate, interfere with, delay, postpone, prevent, nullify or adversely affect the Company Stockholder Matters, (b) result in a breach of any covenant, representation or warranty or other obligation or agreement of the Securityholder contained in this Agreement or (c) to the Securityholder’s knowledge, result in a breach of any covenant, representation or warranty or other obligation or agreement of Company contained in the Merger Agreement; and

(iv) vote (or execute and return an action by written consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all of the Owned Shares against (a) any Acquisition Proposal or any proposal relating to an Acquisition Proposal (for the avoidance of doubt, in each case, other than with respect to the Contemplated Transactions) or any proposal made in opposition to, in competition with, or inconsistent with, the Company Stockholder Matters, or (b) any merger agreement, merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Company (other than the Merger Agreement or the Contemplated Transactions).

During the period commencing on the date hereof and ending on the Termination Date, the Securityholder hereby agrees that it shall not commit, agree, or publicly propose any intention to take any action inconsistent with the foregoing.

2

2. No Transfer. From the date hereof until the Termination Date, the Securityholder hereby covenants and agrees that it shall not Transfer (as defined below) any Owned Shares, in each case except pursuant to a Permitted Transfer (as defined below). Any attempt by the Securityholder to vote, or express consent or dissent with respect to (or otherwise to utilize the voting power of), its Owned Shares in contravention of the intent of this Agreement, including, but not limited to this Section 2 shall be null and void ab initio. For purposes of this Section 2, the following terms shall have the meanings as defined below:

(i)

“Permitted Transfer” means any Transfer of Owned Shares, (A) by virtue of laws of descent and distribution upon death of the individual; (B) pursuant to a qualified domestic relations order, divorce settlement, divorce decree or separation agreement; or (C) in connection with any legal, regulatory or other order; provided, however, that any transferee of such Permitted Transfer agrees to be bound by the terms of this Agreement.

(ii)

“Transfer” shall mean, with respect to any Person, (A) the sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, in each case with respect to any security owned, including ownership of record or the power to vote (including, without limitation, by proxy or power of attorney), by such Person; (B) the entry into any swap or other arrangement that transfers to another Person, in whole or in part, any of the economic consequences of ownership of any security owned by such Person, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise; or (C) the public announcement of any intention to effect any transaction specified in clause (A) or (B).

3. No Inconsistent Agreements. From the date hereof until the Termination Date, the Securityholder hereby covenants and agrees that the Securityholder shall not (i) enter into any voting agreement or voting trust with respect to any of the Owned Shares that is inconsistent with the Securityholder’s obligations pursuant to this Agreement, (ii) grant a proxy or power of attorney with respect to any of the Owned Shares that is inconsistent with the Securityholder’s obligations pursuant to this Agreement, or (iii) enter into any agreement or undertaking that is otherwise inconsistent with, or would restrict, limit or interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement. Any Transfer or attempted Transfer of any Owned Shares in violation of this Section 3 shall be null and void ab initio.

4. Binding Effect of Merger Agreement. The Securityholder hereby acknowledges that it has read the Merger Agreement and this Agreement and has had the opportunity to consult with its tax and legal advisors. The Securityholder shall be bound by and comply with Sections 5.4 (No Solicitation) and 6.8 (Public Announcements) of the Merger Agreement (and any relevant definitions contained in any such Sections) as if (i) the Securityholder was an original signatory to the Merger Agreement with respect to such provisions and (ii) each reference to “Company” contained in Section 5.4 of the Merger Agreement also referred to the Securityholder.

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5. Termination. This Agreement shall terminate upon the earliest of (i) the Effective Time, (ii) the valid termination of the Merger Agreement in accordance with Section 10 thereof, and (iii) the termination of this Agreement upon the mutual written agreement of Parent, Company and the Securityholder (the earliest of such applicable date, the “Termination Date”). Upon such termination of this Agreement, all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the transactions contemplated hereby, and no party hereto shall have any claim against another (and no Person shall have any rights against such party), whether under contract, tort or otherwise, pursuant to this Agreement; provided, however, that the termination of this Agreement shall not relieve any party hereto from liability arising in respect of material willful or intentional breach of, or fraud in connection with, this Agreement. This Section 5 shall survive the termination of this Agreement.

6. Representations and Warranties of the Securityholder. The Securityholder hereby represents and warrants to Parent as follows:

(a) The Securityholder is the direct or indirect (through its controlled Affiliates) record and a beneficial (within the meaning of Rule 13d-3 under the Exchange Act) owner of, and directly or indirectly (through its controlled Affiliates) has good and valid title to, the Owned Shares, free and clear of any Encumbrances, other than any applicable restrictions on transfer under applicable securities laws. As of the date of this Agreement, and except for any Company Equity Awards and/or shares of Company Preferred Stock, the only Equity Securities in Company owned, directly or indirectly (through its controlled Affiliates), of record or beneficially by the Securityholder are the Current Shares. The Securityholder does not hold or own any rights to acquire (directly or indirectly) any Equity Securities of Company or any securities convertible into, or which can be exchanged for, Equity Securities of Company, except, in each case, for any Company Equity Awards.

(b) The Securityholder, except as provided in this Agreement, has, either directly or indirectly (through its controlled Affiliates) full voting power, full power of disposition and full power to issue instructions with respect to, and agree to all, the matters set forth herein, in each case, with respect to the Owned Shares, and has not entered into any agreement or undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement.

(c) The Securityholder has full legal competence and capacity and all requisite power and authority to, and has taken all action necessary in order to, execute, deliver and perform its obligations under this Agreement and to consummate the Company transactions to be performed by it hereunder. This Agreement has been duly executed and delivered by the Securityholder, and, assuming due authorization, execution and delivery by the other parties to this Agreement, constitutes a valid and binding agreement of the Securityholder enforceable against the Securityholder in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

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(d) The Securityholder has not (i) entered into any voting agreement or voting trust with respect to any of the Owned Shares that is still in effect and that is inconsistent with the Securityholder’s obligations pursuant to this Agreement (including Section 1 hereof), (ii) granted a proxy or power of attorney with respect to any of the Owned Shares that is still in effect and that is inconsistent with the Securityholder’s obligations pursuant to this Agreement (including Section 1 hereof), or (iii) entered into any agreement or undertaking that is otherwise inconsistent with, or would restrict, limit or interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement (including Section 1 hereof).

(e) The execution and delivery of this Agreement by the Securityholder does not, and the performance by the Securityholder of his or her obligations hereunder will not, require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon the Securityholder or the Owned Shares), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by the Securityholder of his or her obligations under this Agreement.

(f) There are no Legal Proceedings pending against the Securityholder, or to the Knowledge of the Securityholder threatened against the Securityholder, before (or, in the case of threatened Legal Proceedings, that would be before) any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by the Securityholder of his or her obligations under this Agreement.

(g) The Securityholder is a sophisticated holder (directly or indirectly (through its controlled Affiliates)) with respect to the Owned Shares and has adequate information concerning the Contemplated Transactions, including the transactions contemplated hereby, and concerning the business and financial condition of Parent and Company to make an informed decision regarding the matters referred to herein and has independently, without reliance upon Parent, Company, any of their Affiliates or any of the respective Representatives of the foregoing, and based on such information as the Securityholder has deemed appropriate, made the Securityholder’s own analysis and decision to enter into this Agreement. The Securityholder has received and reviewed a copy of this Agreement and the Merger Agreement, has had an opportunity to obtain the advice of counsel prior to executing this Agreement and fully understands and accepts all of the provisions hereof and of the Merger Agreement, including that the consummation of the Merger Transaction is subject to the conditions set forth in the Merger Agreement, and as such there can be no assurance that the Merger Transaction will be consummated.

Except for the representations and warranties made by the Securityholder in this Section 6, neither the Securityholder nor any other Person makes any express or implied representation or warranty to Parent in connection with this Agreement or the transactions contemplated by this Agreement, and the Securityholder expressly disclaims any such other representations or warranties.

7. No Challenges. From the date hereof until the Termination Date, the Securityholder agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions within its power necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub, Company or any of their respective successors or directors (except in any case arising out of the fraud of such parties) (a) challenging

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the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Merger Agreement. Notwithstanding the foregoing, nothing herein shall be deemed to prohibit the Securityholder from enforcing the Securityholder’s rights under this Agreement and the other agreements entered into by the Securityholder in connection herewith, or otherwise in connection with the Merger Transaction or the other Contemplated Transactions.

8. No Agreement as Director or Officer. Notwithstanding any provision of this Agreement to the contrary, the Securityholder is signing this Agreement solely in his or her capacity as a direct or indirect (through its controlled Affiliates) equityholder of Company. The Securityholder makes no agreement or understanding in this Agreement in the Securityholder’s capacity as a director, officer or employee of Company (if the Securityholder holds such office or position) or in the Securityholder’s capacity as a trustee or fiduciary of any employee benefit plan or trust. Nothing in this Agreement will be construed to prohibit, limit or restrict the Securityholder from exercising his or her fiduciary duties as an officer or director to Company or its equityholders.

9. Amendment and Modification. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed by Company, Parent and the Securityholder.

10. Waiver. No failure or delay by any party hereto exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies of the parties hereto hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. Any agreement on the part of a party hereto to any such waiver shall be valid only if set forth in a written instrument executed and delivered by such party.

11. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the Parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 11, (c) waives, to the fullest extent permitted by applicable Law, any objection to laying venue in any such action or proceeding in such courts, (d) waives, to the fullest extent permitted by applicable Law, any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party and (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 18 of this Agreement. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A

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TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.

12. Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto in whole or in part (whether by operation of law or otherwise) without the prior written consent of the other parties, and any such assignment without such consent shall be null and void. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.

13. Further Assurances. The Securityholder shall execute and deliver, or cause to be executed and delivered, such additional documents, and will use commercially reasonable efforts to take, or cause to be taken, all such further actions and do, or cause to be done, all things reasonably necessary to consummate the transactions contemplated by this Agreement, on the terms and subject to the conditions set forth therein and herein, as applicable.

14. Specific Performance. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the Parties waives any bond, surety or other security that might be required of any other Party with respect thereto. Each of the Parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

15. Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

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16. Disclosure. Parent and Company shall be permitted to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Parent determines to be necessary or desirable in connection with the Merger Transaction and the other Contemplated Transactions, the Securityholder’s identity and ownership of Owned Shares and the nature of the Securityholder’s commitments, arrangements and understandings under this Agreement and, if deemed reasonably appropriate by Parent or Company, a copy of this Agreement.

17. Entire Agreement. Section 11.4 (Entire Agreement; Headings; Counterparts; Exchanges by Electronic Transmission) of the Merger Agreement is incorporated herein by reference and shall apply to this Agreement mutatis mutandis.

18. Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given on the date of delivery if delivered personally, by email (which is confirmed), or sent by a nationally recognized overnight courier service (providing proof of delivery). All notices hereunder shall be delivered as set forth below or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

if to Parent:

Hudson Global, Inc.

53 Forest Avenue, Suite 102

Old Greenwich, CT 06870

Attention: Matthew K. Diamond, Chief Financial Officer

Email: Matt.Diamond@hudsonrpo.com

with a copy (which shall not constitute notice) to:

Morgan, Lewis & Bockius LLP

2222 Market Street

Philadelphia, PA 19103

Attention: Benjamin R. Wills

Email: benjamin.wills@morganlewis.com

with a copy (which shall not constitute notice) to:

Baker & Hostetler LLP

45 Rockefeller Plaza

New York, NY 10111

Attention: Adam W. Finerman

Email: afinerman@bakerlaw.com

if to Company:

Star Equity Holdings, Inc.

53 Forest Avenue, Suite 101

Old Greenwich, CT 06870

Attention: Hannah Bible

Email: hannah.bible@starequity.com

with a copy (which shall not constitute notice) to:

Littman Krooks LLP

1325 Avenue of the Americas, 15th Floor

New York, NY 10019

Attention: Martin W. Enright

Email: menright@littmankrooks.com

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if to the Securityholder: to the Securityholder’s address set forth below the Securityholder’s signature block.

[Signature Page Follows]

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IN WITNESS WHEREOF, each of the parties hereto have caused this Agreement to be executed (where applicable, by their respective officers or other authorized persons thereunto duly authorized) as of the date first written above.

Securityholder

By:
Name:
Address for Notices:

[Signature Page to Company Stockholder Support Agreement]

IN WITNESS WHEREOF, each of the parties hereto have caused this Agreement to be executed (where applicable, by their respective officers or other authorized persons thereunto duly authorized) as of the date first written above.

Hudson Global, Inc.

By:
Name:
Title:

[Signature Page to Company Stockholder Support Agreement]

IN WITNESS WHEREOF, each of the parties hereto have caused this Agreement to be executed (where applicable, by their respective officers or other authorized persons thereunto duly authorized) as of the date first written above.

Star Equity Holdings, Inc.

By:
Name:
Title:

[Signature Page to Company Stockholder Support Agreement]

Exhibit 10.2

PARENT STOCKHOLDER SUPPORT AGREEMENT

This Parent Stockholder Support Agreement (this “Agreement”), dated as of May 21, 2025, is entered into by and among Hudson Global, Inc., a Delaware corporation (“Parent”), Star Equity Holdings, Inc., a Delaware corporation (“Company”), and the stockholder of the Parent included on the signature page hereto (“Securityholder”). Defined terms used but not defined herein shall have the meaning ascribed to such terms in the Merger Agreement (as defined below).

RECITALS

WHEREAS, concurrently herewith, Parent, HSON Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and Company are entering into that certain Agreement and Plan of Merger, dated as of the date hereof (as amended, supplemented, restated or otherwise modified from time to time, the “Merger Agreement”), pursuant to which (and subject to the terms and conditions set forth therein) Merger Sub will merge with and into Company, with Company being the surviving entity (the “Merger Transaction”);

WHEREAS, in connection with the Merger Transaction and pursuant to the terms of the Merger Agreement, Parent will duly convene and hold a meeting of its stockholders (the “Parent Stockholder Meeting”) for the purposes of obtaining approval by the holders of shares of Parent Common Stock of the issuance of shares of Parent Common Stock that represents (or is convertible into) more than five percent (5%) of the shares of Parent Common Stock outstanding immediately prior to the Merger Transaction to the Company stockholders in connection with the Contemplated Transactions, pursuant to applicable Nasdaq listing rules (the “Parent Share Issuance”);

WHEREAS, as of the date hereof, the Securityholder is the direct or indirect (through its controlled Affiliates) record and “beneficial owner” (within the meaning of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”)) of, and has the sole right to vote and consent with respect to, [•] issued and outstanding shares of Parent Common Stock (the “Current Shares” and together with any Parent Common Stock or any other voting Equity Securities of Parent acquired (including the acquisition of the right to vote or beneficial ownership) or purchased by, or issued (including as a result of a share split, share dividend, merger, reorganization, recapitalization, reclassification, combination, exchange of shares, exercise or settlement of Parent Equity Awards or other similar event) to, the Securityholder directly or indirectly (through its controlled Affiliates) after the date hereof, the “Owned Shares”); and

WHEREAS, as a condition and inducement to the willingness of Company to enter into the Merger Agreement, Company, Parent and the Securityholder are entering into this Agreement for the Securityholder to take certain actions as described herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Company, Parent and the Securityholder hereby agree as follows:

1. Agreement to Vote Common Stock in Support of the Parent Share Issuance. From the date hereof until the Termination Date (as defined below), the Securityholder, in his or her capacity as a direct or indirect (through its controlled Affiliates) equityholder of Parent, hereby irrevocably and unconditionally agrees that at any meeting of the stockholders of Parent, however called (including, for the avoidance of doubt, the Parent Stockholder Meeting), or at any adjournment or postponement thereof, and in any action by written consent of the stockholders of Parent distributed by the Board of Directors of Parent, or otherwise undertaken as contemplated by the Merger Agreement or the Contemplated Transactions, or in any other circumstance in which the vote, consent or other approval of the stockholders of Parent is sought, the Securityholder shall and/or, as applicable, shall cause any other holder of record of any of the Owned Shares to:

(i) when such meeting is held, appear at such meeting or otherwise cause the Owned Shares to be counted as present thereat for the purpose of establishing a quorum;

(ii) vote (or execute and return an action by written consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all of the Owned Shares in favor of the Parent Share Issuance;

(iii) vote (or execute and return an action by written consent), or cause to be voted at such meeting, or validly execute and return and cause such consent to be granted with respect to, all of the Owned Shares against any action that would reasonably be expected to (a) impede, frustrate, interfere with, delay, postpone, prevent, nullify or adversely affect the Parent Share Issuance, (b) result in a breach of any covenant, representation or warranty or other obligation or agreement of the Securityholder contained in this Agreement or (c) to the Securityholder’s knowledge, result in a breach of any covenant, representation or warranty or other obligation or agreement of Company contained in the Merger Agreement; and

(iv) vote (or execute and return an action by written consent), or cause to be voted at such meeting (or validly execute and return and cause such consent to be granted with respect to), all of the Owned Shares against (a) any Acquisition Proposal or any proposal relating to an Acquisition Proposal (for the avoidance of doubt, in each case, other than with respect to the Contemplated Transactions) or any proposal made in opposition to, in competition with, or inconsistent with, the Parent Share Issuance, or (b) any merger agreement, merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Parent (other than the Merger Agreement or the Contemplated Transactions).

During the period commencing on the date hereof and ending on the Termination Date, the Securityholder hereby agrees that it shall not commit, agree, or publicly propose any intention to take any action inconsistent with the foregoing.

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2. No Transfer. From the date hereof until the Termination Date, the Securityholder hereby covenants and agrees that it shall not Transfer (as defined below) any Owned Shares, in each case except pursuant to a Permitted Transfer (as defined below). Any attempt by the Securityholder to vote, or express consent or dissent with respect to (or otherwise to utilize the voting power of), its Owned Shares in contravention of the intent of this Agreement, including, but not limited to this Section 2 shall be null and void ab initio. For purposes of this Section 2, the following terms shall have the meanings as defined below:

(i)

“Permitted Transfer” means any Transfer of Owned Shares, (A) by virtue of laws of descent and distribution upon death of the individual; (B) pursuant to a qualified domestic relations order, divorce settlement, divorce decree or separation agreement; or (C) in connection with any legal, regulatory or other order; provided, however, that any transferee of such Permitted Transfer agrees to be bound by the terms of this Agreement.

(ii)

“Transfer” shall mean, with respect to any Person, (A) the sale or assignment of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of, directly or indirectly, or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, in each case with respect to any security owned, including ownership of record or the power to vote (including, without limitation, by proxy or power of attorney), by such Person; (B) the entry into any swap or other arrangement that transfers to another Person, in whole or in part, any of the economic consequences of ownership of any security owned by such Person, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise; or (C) the public announcement of any intention to effect any transaction specified in clause (A) or (B).

3. No Inconsistent Agreements. From the date hereof until the Termination Date, the Securityholder hereby covenants and agrees that the Securityholder shall not (i) enter into any voting agreement or voting trust with respect to any of the Owned Shares that is inconsistent with the Securityholder’s obligations pursuant to this Agreement, (ii) grant a proxy or power of attorney with respect to any of the Owned Shares that is inconsistent with the Securityholder’s obligations pursuant to this Agreement, or (iii) enter into any agreement or undertaking that is otherwise inconsistent with, or would restrict, limit or interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement. Any Transfer or attempted Transfer of any Owned Shares in violation of this Section 3 shall be null and void ab initio.

4. Binding Effect of Merger Agreement. The Securityholder hereby acknowledges that it has read the Merger Agreement and this Agreement and has had the opportunity to consult with its tax and legal advisors. The Securityholder shall be bound by and comply with Sections 5.4 (No Solicitation) and 6.8 (Public Announcements) of the Merger Agreement (and any relevant definitions contained in any such Sections) as if (i) the Securityholder was an original signatory to the Merger Agreement with respect to such provisions and (ii) each reference to “Parent” contained in Section 5.4 of the Merger Agreement also referred to the Securityholder.

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5. Termination. This Agreement shall terminate upon the earliest of (i) the Effective Time, (ii) the valid termination of the Merger Agreement in accordance with Section 10 thereof, and (iii) the termination of this Agreement upon the mutual written agreement of Parent, Company and the Securityholder (the earliest of such applicable date, the “Termination Date”). Upon such termination of this Agreement, all obligations of the parties under this Agreement will terminate, without any liability or other obligation on the part of any party hereto to any Person in respect hereof or the Contemplated Transactions contemplated hereby, and no party hereto shall have any claim against another (and no Person shall have any rights against such party), whether under contract, tort or otherwise, pursuant to this Agreement; provided, however, that the termination of this Agreement shall not relieve any party hereto from liability arising in respect of material willful or intentional breach of, or fraud in connection with, this Agreement. This Section 5 shall survive the termination of this Agreement.

6. Representations and Warranties of the Securityholder. The Securityholder hereby represents and warrants to Company as follows:

(a) The Securityholder is the direct or indirect (through its controlled Affiliates) record and a beneficial (within the meaning of Rule 13d-3 under the Exchange Act) owner of, and directly or indirectly (through its controlled Affiliates) has good and valid title to, the Owned Shares, free and clear of any Encumbrances, other than any applicable restrictions on transfer under applicable securities laws. As of the date of this Agreement, and except for any Parent Equity Awards and/or shares of Parent Preferred Stock, the only Equity Securities in Parent owned, directly or indirectly (through its controlled Affiliates), of record or beneficially by the Securityholder are the Current Shares. The Securityholder does not hold or own any rights to acquire (directly or indirectly) any Equity Securities of Parent or any securities convertible into, or which can be exchanged for, Equity Securities of Parent, except, in each case, for any Parent Equity Awards.

(b) The Securityholder, except as provided in this Agreement, has, either directly or indirectly (through its controlled Affiliates) full voting power, full power of disposition and full power to issue instructions with respect to, and agree to all, the matters set forth herein, in each case, with respect to the Owned Shares, and has not entered into any agreement or undertaking that is otherwise inconsistent with, or would interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement.

(c) The Securityholder has full legal competence and capacity and all requisite power and authority to, and has taken all action necessary in order to, execute, deliver and perform its obligations under this Agreement and to consummate the Contemplated Transactions to be performed by it hereunder. This Agreement has been duly executed and delivered by the Securityholder, and, assuming due authorization, execution and delivery by the other parties to this Agreement, constitutes a valid and binding agreement of the Securityholder enforceable against the Securityholder in accordance with its terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

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(d) The Securityholder has not (i) entered into any voting agreement or voting trust with respect to any of the Owned Shares that is still in effect and that is inconsistent with the Securityholder’s obligations pursuant to this Agreement (including Section 1 hereof), (ii) granted a proxy or power of attorney with respect to any of the Owned Shares that is still in effect and that is inconsistent with the Securityholder’s obligations pursuant to this Agreement (including Section 1 hereof), or (iii) entered into any agreement or undertaking that is otherwise inconsistent with, or would restrict, limit or interfere with, or prohibit or prevent it from satisfying, its obligations pursuant to this Agreement (including Section 1 hereof).

(e) The execution and delivery of this Agreement by the Securityholder does not, and the performance by the Securityholder of his or her obligations hereunder will not, require any consent or approval that has not been given or other action that has not been taken by any Person (including under any Contract binding upon the Securityholder or the Owned Shares), in each case, to the extent such consent, approval or other action would prevent, enjoin or materially delay the performance by the Securityholder of his or her obligations under this Agreement.

(f) There are no Legal Proceedings pending against the Securityholder, or to the Knowledge of the Securityholder threatened against the Securityholder, before (or, in the case of threatened Legal Proceedings, that would be before) any Governmental Authority, which in any manner challenges or seeks to prevent, enjoin or materially delay the performance by the Securityholder of his or her obligations under this Agreement.

(g) The Securityholder is a sophisticated holder (directly or indirectly (through its controlled Affiliates)) with respect to the Owned Shares and has adequate information concerning the Contemplated Transactions, including the transactions contemplated hereby, and concerning the business and financial condition of Parent and Company to make an informed decision regarding the matters referred to herein and has independently, without reliance upon Parent, Company, any of their Affiliates or any of the respective Representatives of the foregoing, and based on such information as the Securityholder has deemed appropriate, made the Securityholder’s own analysis and decision to enter into this Agreement. The Securityholder has received and reviewed a copy of this Agreement and the Merger Agreement, has had an opportunity to obtain the advice of counsel prior to executing this Agreement and fully understands and accepts all of the provisions hereof and of the Merger Agreement, including that the consummation of the Merger Transaction is subject to the conditions set forth in the Merger Agreement, and as such there can be no assurance that the Merger Transaction will be consummated.

Except for the representations and warranties made by the Securityholder in this Section 6, neither the Securityholder nor any other Person makes any express or implied representation or warranty to Parent in connection with this Agreement or the transactions contemplated by this Agreement, and the Securityholder expressly disclaims any such other representations or warranties.

7. No Challenges. From the date hereof until the Termination Date, the Securityholder agrees not to commence, join in, facilitate, assist or encourage, and agrees to take all actions within its power necessary to opt out of any class in any class action with respect to, any claim, derivative or otherwise, against Parent, Merger Sub, Company or any of their respective successors or directors (except in any case arising out of the fraud of such parties) (a) challenging

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the validity of, or seeking to enjoin the operation of, any provision of this Agreement or (b) alleging a breach of any fiduciary duty of any person in connection with the evaluation, negotiation or entry into the Merger Agreement. Notwithstanding the foregoing, nothing herein shall be deemed to prohibit the Securityholder from enforcing the Securityholder’s rights under this Agreement and the other agreements entered into by the Securityholder in connection herewith, or otherwise in connection with the Merger Transaction or the other Contemplated Transactions.

8. No Agreement as Director or Officer. Notwithstanding any provision of this Agreement to the contrary, the Securityholder is signing this Agreement solely in his or her capacity as a direct or indirect (through its controlled Affiliates) equityholder of Parent. The Securityholder makes no agreement or understanding in this Agreement in the Securityholder’s capacity as a director, officer or employee of Parent (if the Securityholder holds such office or position) or in the Securityholder’s capacity as a trustee or fiduciary of any employee benefit plan or trust. Nothing in this Agreement will be construed to prohibit, limit or restrict the Securityholder from exercising his or her fiduciary duties as an officer or director to Parent or its equityholders.

9. Amendment and Modification. This Agreement may not be amended, modified or supplemented in any manner, whether by course of conduct or otherwise, except by an instrument in writing signed by Company, Parent and the Securityholder.

10. Waiver. No failure or delay by any party hereto exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies of the parties hereto hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. Any agreement on the part of a party hereto to any such waiver shall be valid only if set forth in a written instrument executed and delivered by such party.

11. Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws. In any action or proceeding between any of the Parties arising out of or relating to this Agreement or any of the Contemplated Transactions, each of the Parties: (a) irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware or, to the extent such court does not have subject matter jurisdiction, the Superior Court of the State of Delaware or the United States District Court for the District of Delaware, (b) agrees that all claims in respect of such action or proceeding shall be heard and determined exclusively in accordance with clause (a) of this Section 11, (c) waives, to the fullest extent permitted by applicable Law, any objection to laying venue in any such action or proceeding in such courts, (d) waives, to the fullest extent permitted by applicable Law, any objection that such courts are an inconvenient forum or do not have jurisdiction over any Party and (e) agrees that service of process upon such Party in any such action or proceeding shall be effective if notice is given in accordance with Section 18 of this Agreement. EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A

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TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE EITHER OF SUCH WAIVERS, (II) IT UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF SUCH WAIVERS, (III) IT MAKES SUCH WAIVERS VOLUNTARILY, AND (IV) IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.

12. Assignment; Successors. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto in whole or in part (whether by operation of law or otherwise) without the prior written consent of the other parties, and any such assignment without such consent shall be null and void. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective successors and permitted assigns.

13. Further Assurances. The Securityholder shall execute and deliver, or cause to be executed and delivered, such additional documents, and will use commercially reasonable efforts to take, or cause to be taken, all such further actions and do, or cause to be done, all things reasonably necessary to consummate the Contemplated Transactions contemplated by this Agreement, on the terms and subject to the conditions set forth therein and herein, as applicable.

14. Specific Performance. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity, and each of the Parties waives any bond, surety or other security that might be required of any other Party with respect thereto. Each of the Parties further agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

15. Severability. If any provision of this Agreement is held invalid or unenforceable by any court of competent jurisdiction, the other provisions of this Agreement will remain in full force and effect. Any provision of this Agreement held invalid or unenforceable only in part or degree will remain in full force and effect to the extent not held invalid or unenforceable.

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16. Disclosure. Parent and Company shall be permitted to publish and disclose in all documents and schedules filed with the SEC, and any press release or other disclosure document that Parent determines to be necessary or desirable in connection with the Merger Transaction and the other Contemplated Transactions, the Securityholder’s identity and ownership of Owned Shares and the nature of the Securityholder’s commitments, arrangements and understandings under this Agreement and, if deemed reasonably appropriate by Parent or Company, a copy of this Agreement.

17. Entire Agreement. Section 11.4 (Entire Agreement; Headings; Counterparts; Exchanges by Electronic Transmission) of the Merger Agreement is incorporated herein by reference and shall apply to this Agreement mutatis mutandis.

18. Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given on the date of delivery if delivered personally, by email (which is confirmed), or sent by a nationally recognized overnight courier service (providing proof of delivery). All notices hereunder shall be delivered as set forth below or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

if to Parent:

Hudson Global, Inc.

53 Forest Avenue, Suite 102

Old Greenwich, CT 06870

Attention: Matthew K. Diamond, Chief Financial Officer

Email: Matt.Diamond@hudsonrpo.com

with a copy (which shall not constitute notice) to:

Morgan, Lewis & Bockius LLP

2222 Market Street

Philadelphia, PA 19103

Attention: Benjamin R. Wills

Email: benjamin.wills@morganlewis.com

with a copy (which shall not constitute notice) to:

Baker & Hostetler LLP

45 Rockefeller Plaza

New York, NY 10111

Attention: Adam W. Finerman

Email: afinerman@bakerlaw.com

if to Company:

Star Equity Holdings, Inc.

53 Forest Avenue, Suite 101

Old Greenwich, CT 06870

Attention: Hannah Bible

Email: hannah.bible@starequity.com

with a copy (which shall not constitute notice) to:

Littman Krooks LLP

1325 Avenue of the Americas, 15th Floor

New York, NY 10019

Attention: Martin W. Enright

Email: menright@littmankrooks.com

8

if to the Securityholder: to the Securityholder’s address set forth below the Securityholder’s signature block.

[Signature Page Follows]

9

IN WITNESS WHEREOF, each of the parties hereto have caused this Agreement to be executed (where applicable, by their respective officers or other authorized persons thereunto duly authorized) as of the date first written above.

Securityholder

By:
Name:
Address for Notices:

[Signature Page to Parent Stockholder Support Agreement]

IN WITNESS WHEREOF, each of the parties hereto have caused this Agreement to be executed (where applicable, by their respective officers or other authorized persons thereunto duly authorized) as of the date first written above.

Hudson Global, Inc.

By:
Name:
Title:

[Signature Page to Parent Stockholder Support Agreement]

IN WITNESS WHEREOF, each of the parties hereto have caused this Agreement to be executed (where applicable, by their respective officers or other authorized persons thereunto duly authorized) as of the date first written above.

Star Equity Holdings, Inc.

By:
Name:
Title:

[Signature Page to Parent Stockholder Support Agreement]

Exhibit 99.1

Star Equity Holdings and Hudson Global Sign Definitive Merger Agreement

Accretive Combination Increases Scale, Diversifies Revenue Streams, and Leverages Corporate

Overhead and Public Company Costs

Better Positions both Companies to Accelerate Growth and Maximize Shareholder Value

Companies to Host a Joint Conference Call on May 22 at 10:00 am ET to Discuss the Merger

Old Greenwich, CT. – May 21, 2025: Star Equity Holdings, Inc. (“Star”) (Nasdaq: STRR; STRRP) and Hudson Global, Inc. (“Hudson”) (Nasdaq: HSON) (the “Companies”), announced today the signing of a definitive merger agreement (the “Merger”). Pursuant to the Merger, Star will merge with and into a wholly owned subsidiary of Hudson to form “NewCo”.

Prior to signing this Merger agreement, both Companies’ Boards of Directors established independent special committees to evaluate the benefits of the potential Merger. While the terms of the Merger have been approved by both special committees and each of the Companies’ respective Boards of Directors, closing is subject to regulatory approvals as well as the affirmative votes of Hudson and Star shareholders at their respective shareholder meetings to be held later this year. The Boards of Directors of Hudson and Star have recommended that the respective shareholders of HSON and STRR vote FOR the Merger at these meetings.

Transaction Highlights

•	Scale: Creates larger multi-sector holding company (with pro-forma annualized revenues of $210 million) on better path to eventually getting added to the Russell 2000 index.

•	Profitability: NewCo goal of $40 million in Adjusted EBITDA by 2030.

•	Synergies: At least $2 million of annualized cost savings projected within 12 months of the completion of the Merger, equating to approximately $0.57 in incremental pro-forma EPS.

•	NOL Utilization: NewCo more likely to utilize its $240 million (1) US Federal net operating losses (“NOL”) than Hudson standalone.

•	Owner Mindset: Board and management currently own approximately 24% (2) of NewCo’s pro-forma shares outstanding and expect to own more over time.

•	Greater revenue diversity by constituting NewCo as a holding company and adding new business segments from Star.

•	Increased ability to finance growth, including acquisitions, by leveraging NewCo’s strong pro-forma balance sheet and credit profile.

•	Increased ability to monetize or raise capital for NewCo’s business units at private market values.

Transaction Details

•	The Merger will be a stock-for-stock transaction.

•	Star will merge with and into a wholly owned subsidiary of Hudson, and Hudson will be the surviving public entity.

•

Hudson will acquire all the outstanding common and preferred shares of Star, issuing 0.23 shares of HSON common stock for each share of STRR common stock, approximately in line with the 20-day VWAP trading ratio between the two stocks.

(1)	As of December 31, 2024.
(2)	Includes unvested and unissued RSUs as of 3/31/2025.

•	Hudson will issue preferred stock with identical terms to Star’s preferred stock to be exchanged on a one-for-one basis.

•	Upon completion of the Merger, Hudson shareholders will own approximately 79% of NewCo, and Star shareholders will own approximately 21% of NewCo’s estimated 3.49 million shares outstanding.

•	Pending regulatory and shareholder approvals, the Merger is anticipated to close in the second half of 2025.

Jeff Eberwein, CEO of Hudson, said, “We are pleased to announce the signing of this merger agreement, a combination we believe will create more shareholder value than either company could achieve independently. We expect NewCo’s operating businesses to flourish inside NewCo’s holding company structure, as time and resources previously spent on public company and corporate matters can now be dedicated to organic and inorganic growth opportunities at the operating level. We believe the cost savings and diversification of revenue streams will provide considerable value to shareholders.”

Rick Coleman, Star’s CEO, noted, “Since Star converted to its holding company structure in 2019, our goal has been to acquire attractive businesses, either to complement our existing platforms, or to establish new growth platforms. While we have completed and continue to work on various M&A initiatives, this transaction is transformative for Star. Star’s shareholders will benefit from the combined company’s greater scale, profitability, and stock trading liquidity, as well as the financial advantages of increased market capitalization, and the utilization of Hudson’s sizable NOL. We look forward to leveraging all of these benefits to maximize shareholder value.”

Following the completion of the Merger, NewCo will have four reporting segments: Building Solutions (consisting of KBS Builders, EdgeBuilder-Glenbrook, and Timber Technologies), Business Services (Hudson RPO), Energy Services (Alliance Drilling Tools), and Investments. The Merger is expected to have no impact on clients, employees, or the brand names of any of NewCo’s operating businesses. NewCo’s board of directors is expected to be composed of the three independent directors from each of Hudson and Star, as well as Jeff Eberwein. NewCo management will include Jeff Eberwein as CEO and Rick Coleman as COO.

As of the date of this announcement, Mr. Eberwein, Hudson’s CEO, owns 455,390 (3) shares of HSON common stock, and as Executive Chairman of Star, owns 826,530 (3) shares of STRR common stock and 1,182,414 shares of STRRP preferred stock.

Star’s special committee was advised by Oberon Securities (financial) and Littman Krooks (legal). Hudson’s special committee was advised by Houlihan Lokey (financial) and Morgan Lewis (legal).

A Form 8-K related to the Merger agreement will be filed with the SEC. Interested parties can access this information by visiting the SEC website www.sec.gov or by visiting Hudson’s website www.hudsonrpo.com or Star’s website www.starequity.com.

NOL Carryforward

As of December 31, 2024, Hudson had $240 million of usable NOLs in the U.S., which the Company considers to be a very valuable asset for its stockholders. In order to protect the value of the NOL for all stockholders, Hudson has a rights agreement and charter amendment in place that limit beneficial ownership of Hudson common stock to 4.99%. Stockholders who wish to own more than 4.99% of Hudson common stock, or who already own more than 4.99% of Hudson common stock and wish to buy more, may only acquire additional shares with the Board’s prior written approval.

As of December 31, 2024, Star had $44.6 million of U.S. Federal and $17.6 million of state NOLs, which Star considers to be valuable assets for its stockholders. Certain of these NOLs will expire in 2025 through 2044 unless previously utilized. In order to protect the value of the NOL for all stockholders, Star has a rights agreement and charter amendment in place that limit beneficial ownership of Star’s common stock to 4.99%. Stockholders who wish to own more than 4.99% of Star common stock, or who already own more than 4.99% of Star common stock and wish to increase their holdings, may only acquire additional shares with the Board’s prior written approval.

(3)	Includes unvested and unissued RSUs as of 3/31/2025.

Conference Call Details

Hudson and Star will host a joint audio and slides conference call on Thursday, May 22, 2025, at 10:00 am ET to discuss the Merger.

Live conference call:	All interested persons are invited to attend the call and should dial 833-816-1383 (USA) or 412-317-0476 (International), approximately 10 minutes prior to the start of the conference call.

Live Webcast:	The live audio webcast of the conference call can be accessed via the Internet, on a listen-only basis on both Company’s websites, or by clicking the following link: https://edge.media-server.com/mmc/p/3jxd3ppo/.

Investor Deck:	The Companies will be utilizing an investor presentation as an accompaniment to the live call, which will be available by visiting Hudson’s website www.hudsonrpo.com or Star’s website www.starequity.com, Investor Relations sections under Events.
Archived Webcast:	The online archive of the webcast will be available on each Company’s website shortly after the call.

About Hudson Global, Inc.

Hudson Global, Inc. is a leading global total talent solutions provider operating under the brand name Hudson RPO. We deliver innovative, customized recruitment outsourcing and total talent solutions to organizations worldwide. Through our consultative approach, we develop tailored talent solutions designed to meet our clients’ strategic growth initiatives. As a trusted advisor, we meet our commitments, deliver quality and value, and strive to exceed expectations.

About Star Equity Holdings, Inc.

Star Equity Holdings, Inc. is a diversified holding company with three divisions: Building Solutions, Energy Services, and Investments.

Building Solutions

Our Building Solutions division operates in three businesses: (i) modular building manufacturing; (ii) structural wall panel and wood foundation manufacturing, including building supply distribution operations; and (iii) glue-laminated timber (glulam) column, beam, and truss manufacturing.

Energy Services

Our Energy Services division engages in the rental, sale, and repair of downhole tools used in the oil and gas, geothermal, mining, and water-well industries.

Investments

Our Investments division manages and finances the Company’s real estate assets as well as its investment positions in private and public companies.

Forward-Looking Statements

“Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements in this release that are not statements of historical fact are hereby identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking Statements include, without limitation, statements regarding (i) the plans and objectives of management for future operations, including plans or objectives relating to acquisitions and related integration, development of commercially viable products, novel technologies, and modern applicable services, (ii) projections of income (including income/loss), EBITDA, earnings (including earnings/loss) per share, free cash flow (FCF), capital expenditures, cost reductions, capital structure or other financial items, (iii) the future financial performance of the Company or acquisition targets, (iv) statements regarding the anticipated timing and benefits of the Merger and (v) the assumptions underlying or relating to any statement described above. Moreover, forward-looking statements necessarily involve assumptions on the part of the Companies. These forward-looking statements generally are identified by the words “believe”, “expect”, “anticipate”, “estimate”, “project”, “intend”, “plan”, “should”, “may”, “will”, “would”, “will be”, “will continue” or similar expressions. Such forward-looking statements are not meant to predict or guarantee actual results, performance, events, or circumstances and may not be realized because they are based upon each Company’s current projections, plans, objectives, beliefs, expectations, estimates and assumptions and are subject to a number of risks and uncertainties and other influences, many of which each Company has no control over. Actual results and the timing of certain events and circumstances may differ materially from those described above as a result of these risks and uncertainties. Factors that may influence or contribute to the inaccuracy of forward-looking statements or cause actual results to differ materially from expected or desired results may include, without limitation, Hudson’s and Star’s ability to complete the Merger on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary shareholder approvals and satisfaction of other closing conditions to consummate the Merger; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement relating to the proposed Merger; risks related to diverting the attention of Hudson and Star management from ongoing business operations; failure to realize the expected benefits of the Merger; significant transaction costs and/or unknown or inestimable liabilities; the risk of shareholder litigation in connection with the proposed Merger, including resulting expense or delay; the risk that the businesses of Hudson and Star will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; risks related to future opportunities and plans for NewCo following the Merger, including the uncertainty of expected future financial performance and results of the combined company; effects relating to the announcement of the acquisition or any further announcements or the consummation of the acquisition on the market price of Hudson’s common stock or Star’s common stock or preferred stock; the possibility that, if NewCo does not achieve the perceived benefits of the acquisition as rapidly or to the extent anticipated by financial analysts or investors, the market price of its common stock could decline; the substantial amount of debt of Star and Star’s ability to repay or refinance it or incur additional debt in the future; Star’s need for a significant amount of cash to service and repay the debt and to pay dividends on Star’s preferred stock; the restrictions contained in the debt agreements that limit the discretion of management in operating the business of Star; legal, regulatory, political and economic risks in markets and public health crises that reduce economic activity and cause restrictions on operations or trade; the length of time associated with servicing customers; losses of significant contracts or failure to get potential contracts being discussed; disruptions in the relationship with third party vendors; accounts receivable turnover; insufficient cash flows and resulting lack of liquidity; high costs of regulatory compliance; the liability and compliance costs related to regulatory compliance, including regarding environmental regulations applicable to Star; existing or increased competition; risks to the price and volatility of the common stock of Hudson or Star and of Star’s preferred stock; the ability of Hudson or Star to execute on its business strategy (including any cost reduction plans);failure to keep pace with evolving technologies and difficulties integrating technologies; system failures; losses of key management personnel and the inability to attract and retain highly qualified management and personnel in the future; the continued demand for and market acceptance of the services of Hudson and Star, as applicable; and other risks and uncertainties affecting Hudson and Star, including those described under the caption “Risk Factors” and elsewhere in each of Hudson’s and Star’s Securities and Exchange Commission (“SEC”) filings and reports, including Hudson’s Annual Report on Form 10-K for the year ended December 31, 2024, Star’s Annual Report on Form 10-K for the year ended December 31, 2024, and future filings and reports by either Company.

This release reflects management’s views as of the date presented. All forward-looking statements are necessarily only estimates of future results, and there can be no assurance that actual results will not differ materially from expectations, and, therefore, you are cautioned not to place undue reliance on such statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events.

Participants in the Solicitation

Hudson, Star, and their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies from Hudson’s stockholders with respect to the proposed merger transaction under the rules of the SEC. Information about the directors and executive officers of Hudson is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on March 14, 2025, and in subsequent documents filed with the SEC. Information about Star’s directors and officers is available in Star’s Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 21, 2025, and in subsequent documents filed with the SEC. Additional information will be made available to you regarding the persons who may be deemed participants in the proxy solicitations and their direct and indirect interests (by security holdings or otherwise) in the Merger and related transactions in a registration statement on Form S-4 (the “Form S-4”) that will contain a joint proxy statement of Hudson and Star (the “Proxy Statement”) and prospectus, and other relevant materials, each that will be filed with the SEC and disseminated to stockholders when they become available. Instructions on how to obtain free copies of this document and, when available, the Form S-4 and Proxy Statement, are set forth below in the section headed “Additional Information and Where to Find It”.

This joint press release relates to the proposed merger transaction involving Hudson and Star and may be deemed to be solicitation material in respect of the proposed merger transaction. In connection with the proposed merger transaction, Hudson will file the Form S-4 and Proxy Statement and prospectus. This joint press release is not a substitute for the Form S-4, the Proxy Statement or for any other document that Hudson or Star may file with the SEC and or send to its stockholders in connection with the proposed merger transaction. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF HUDSON AND STAR ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HUDSON, STAR, THE PROPOSED MERGER TRANSACTION AND RELATED MATTERS.

No Offer or Solicitation

This joint press release does not constitute an offer to sell or the solicitation of an offer to buy any securities nor a solicitation of any vote or approval with respect to the proposed transaction or otherwise. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U S. Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

Investors and security holders will be able to obtain free copies of the Form S-4, the Proxy Statement and other documents filed by Hudson and Star with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed by Hudson with the SEC will also be available free of charge on Hudson’s website at www.hudsonrpo.com and copies of the documents filed by Star with the SEC will also be available free of charge on Star’s website at www.starequity.com.

For more information contact:

Investor Relations The Equity Group Lena Cati 212-836-9611 / lcati@theequitygroup.com	Hudson ir@hudsonrpo.com Star admin@starequity.com

Exhibit 99.2 Proposed Merger (Nasdaq: HSON) (Nasdaq: STRR, STRRP) Proposed Merger Expected to Increase Scale, Accelerate Growth, and Create Value for Stockholders May 21, 2025

FORWARD-LOOKING STATEMENTS “Safe Harbor” Statement under the Private Securities Litigation Reform Act of 1995: This presentation contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements in this presentation that are not statements of historical fact are hereby identified as “forward-looking statements” for the purpose of the safe harbor provided by Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking Statements include, without limitation, statements regarding (i) the plans and objectives of management for future operations, including plans or objectives relating to acquisitions and related integration, development of commercially viable products, novel technologies, and modern applicable services, (ii) projections of income (including income/loss), EBITDA, earnings (including earnings/loss) per share, free cash flow (FCF), capital expenditures, cost reductions, capital structure or other financial items, (iii) the future financial performance of Star Equity Holdings, Inc. (“Star”)(Nasdaq: STRR; STRRP) or Hudson Global, Inc. (“Hudson”)(Nasdaq: HSON) or their acquisition targets, (iv) statements regarding the anticipated timing and benefits of the Merger and (v) the assumptions underlying or relating to any statement described above. Moreover, forward-looking statements necessarily involve assumptions on the part of the Companies. These forward-looking statements generally are identified by the words “believe”, “expect”, “anticipate”, “estimate”, “project”, “intend”, “plan”, “should”, “may”, “will”, “would”, “will be”, “will continue” or similar expressions. Such forward-looking statements are not meant to predict or guarantee actual results, performance, events, or circumstances and may not be realized because they are based upon each Company's current projections, plans, objectives, beliefs, expectations, estimates and assumptions and are subject to a number of risks and uncertainties and other influences, many of which each Company has no control over. Actual results and the timing of certain events and circumstances may differ materially from those described above as a result of these risks and uncertainties. Factors that may influence or contribute to the inaccuracy of forward-looking statements or cause actual results to differ materially from expected or desired results may include, without limitation, Hudson’s and Star’s ability to complete the Merger on the proposed terms or on the anticipated timeline, or at all, including risks and uncertainties related to securing the necessary shareholder approvals and satisfaction of other closing conditions to consummate the Merger; the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive transaction agreement relating to the proposed Merger; risks related to diverting the attention of Hudson and Star management from ongoing business operations; failure to realize the expected benefits of the Merger; significant transaction costs and/or unknown or inestimable liabilities; the risk of shareholder litigation in connection with the proposed Merger, including resulting expense or delay; the risk that the businesses of Hudson and Star will not be integrated successfully or that such integration may be more difficult, time-consuming or costly than expected; risks related to future opportunities and plans for NewCo following the Merger, including the uncertainty of expected future financial performance and results of the combined company; effects relating to the announcement of the acquisition or any further announcements or the consummation of the acquisition on the market price of Hudson’s common stock or Star’s common stock or preferred stock; the possibility that, if NewCo does not achieve the perceived benefits of the acquisition as rapidly or to the extent anticipated by financial analysts or investors, the market price of its common stock could decline; the substantial amount of debt of Star and Star’s ability to repay or refinance it or incur additional debt in the future; Star’s need for a significant amount of cash to service and repay the debt and to pay dividends on Star’s preferred stock; the restrictions contained in the debt agreements that limit the discretion of management in operating the business of Star; legal, regulatory, political and economic risks in markets and public health crises that reduce economic activity and cause restrictions on operations or trade; the length of time associated with servicing customers; losses of significant contracts or failure to get potential contracts being discussed; disruptions in the relationship with third party vendors; accounts receivable turnover; insufficient cash flows and resulting lack of liquidity; high costs of regulatory compliance; the liability and compliance costs related to regulatory compliance, including regarding environmental regulations applicable to Star; existing or increased competition; risks to the price and volatility of the common stock of Hudson or Star and of Star’s preferred stock; the ability of Hudson or Star to execute on its business strategy (including any cost reduction plans); failure to keep pace with evolving technologies and difficulties integrating technologies; system failures; losses of key management personnel and the inability to attract and retain highly qualified management and personnel in the future; the continued demand for and market acceptance of the services of Hudson and Star, as applicable; and other risks and uncertainties affecting Hudson and Star, including those described under the caption “Risk Factors” and elsewhere in each of Hudson’s and Star’s Securities and Exchange Commission (“SEC”) filings and reports, including Hudson’s Annual Report on Form 10-K for the year ended December 31, 2024, Star’s Annual Report on Form 10-K for the year ended December 31, 2024, and future filings and reports by either Company. This presentation reflects management’s views as of the date presented. All forward-looking statements are necessarily only estimates of future results, and there can be no assurance that actual results will not differ materially from expectations, and, therefore, you are cautioned not to place undue reliance on such statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events. 2

PARTICIPANTS IN THE SOLICITATION Hudson, Star, and their respective directors and certain of their executive officers and employees may be considered participants in the solicitation of proxies from Hudson’s stockholders with respect to the proposed merger transaction under the rules of the SEC. Information about the directors and executive officers of Hudson is set forth in its Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on March 14, 2025, and in subsequent documents filed with the SEC. Information about Star’s directors and officers is available in Star’s Annual Report on Form 10-K for the year ended December 31, 2024, filed with the SEC on March 21, 2025, and in subsequent documents filed with the SEC. Additional information will be made available to you regarding the persons who may be deemed participants in the proxy solicitations and their direct and indirect interests (by security holdings or otherwise) in the Merger and related transactions in a registration statement on Form S-4 (the “Form S-4”) that will contain a joint proxy statement of Hudson and Star (the “Proxy Statement”) and prospectus, and other relevant materials, each that will be filed with the SEC and disseminated to stockholders when they become available. Instructions on how to obtain free copies of this document and, when available, the Form S-4 and Proxy Statement, are set forth below in the section headed “Additional Information and Where to Find It”. This joint presentation relates to the proposed merger transaction involving Hudson and Star and may be deemed to be solicitation material in respect of the proposed merger transaction. In connection with the proposed merger transaction, Hudson will file the Form S-4 and Proxy Statement and prospectus. This joint presentation is not a substitute for the Form S-4, the Proxy Statement or for any other document that Hudson or Star may file with the SEC and or send to its stockholders in connection with the proposed merger transaction. BEFORE MAKING ANY VOTING DECISION, INVESTORS AND SECURITY HOLDERS OF HUDSON AND STAR ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT HUDSON, STAR, THE PROPOSED MERGER TRANSACTION AND RELATED MATTERS. No Offer or Solicitation This joint presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities nor a solicitation of any vote or approval with respect to the proposed transaction or otherwise. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U S. Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Additional Information and Where to Find It Investors and security holders will be able to obtain free copies of the Form S-4, the Proxy Statement and other documents filed by Hudson and Star with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed by Hudson with the SEC will also be available free of charge on Hudson’s website at www.hudsonrpo.com and copies of the documents filed by Star with the SEC will also be available free of charge on Star’s website at www.starequity.com. 3

TRANSACTION HIGHLIGHTS Creates larger multi-sector holding company on better path to eventually getting added to Russell 2000 • “Snowball effect” of a larger company being better able to make acquisitions to increase size and scale Scale • NewCo better positioned to execute on this strategy and create shareholder value than either Star or Hudson could independently NewCo goal of $40 million in Adjusted EBITDA in 2030 versus $6.4 million in 2024 (pro forma) Profitability $2M Merger Synergies At least $2 million of annualized cost savings projected within 12 5x EBITDA 10x EBITDA Synergies months, generating approx. $0.57 in incremental pro-forma EPS Implied Value $10 million $20 million NewCo more likely to utilize NOL than Hudson standalone Creation NOL (1) Utilization • Potential value of $14.45 per pro-forma share, undiscounted Per Share $2.87 $5.73 Owner (2) Board & management own approx. 24% of pro-forma shares outstanding and expect to own more over time Mindset (1) Based on NOL value as of 12/31/2024. (2) 4 Includes unvested and unissued RSUs as of 3/31/2025.

NEWCO CONSOLIDATED GROWTH GOALS (1) (2) PF Adj. EBITDA 2024 Adj. EBITDA 2030E Key Assumptions: $40M+ Adj. EBITDA scenario in 2030 based on organic growth only Margin expansion from: $6.4M >$40M Organic growth Corporate cost synergies across all operating + economies of scale businesses • Elimination of redundant public company costs • Corporate costs remain 3% 2024A >10% 2030E largely the same as (3) (3) Adj. EBITDA Margin Adj. EBITDA Margin NewCo grows (1) Pro-forma 2024 Adj. EBITDA includes full year contributions from Timber Technologies, Alliance Drilling Tools, and $2M in estimated corporate cost savings resulting from merger synergies. See slide 17 for reconciliation. (2) Pro-forma Adj. EBITDA forecast based on management’s base case forecast. 5 (3) Adj. EBITDA margin equals consolidated Adj. EBITDA (incl. corporate costs) divided by Gross Revenue.

NEWCO'S LARGER SIZE → SHAREHOLDER VALUE CREATION

Inherent disadvantages of being a micro-cap [1]:

1. High public company costs as a % of revenue
2. Limited access to capital
3. Smaller investor bases & lack of analyst coverage

Negatives of being a micro-cap vs a larger-cap stock:

1. Lower valuations / multiples
2. Lower liquidity ⇄ "Micro-Cap Purgatory" [2] ⇄ Less buying / investor interest

- **Remaining a micro-cap over the long term is suboptimal for shareholder value creation**
  - We see Newco as a logical aggregator of select microcaps that fit our acquisition criteria
- **Our medium-term (~5-year) goals** for NewCo are to:
  1. Outperform the Russell 2000 Index
  2. Get added to the Russell 2000 Index
- We plan to **complement organic growth with accretive acquisitions** to scale quickly and profitably

HUDSON GLOBAL | Star Equity Holdings

[1] Less than $250 million market capitalization.

[2] Often, the illiquidity of micro-caps leads to less investor interest, which, in turn, leads to further illiquidity; we characterize this dynamic as "Micro-Cap Purgatory".

6

STRATEGIC RATIONALE Merger Benefits Diversifies revenues Both Companies benefit from greater revenue diversification (1) Pro-forma annualized revenues of $210 million Increases size and scale (vs FY 2024 $140.1 million) (vs FY 2024 $53.4 million) (2) Accretive to earnings Combined annualized savings (corporate overhead and public company costs) of ~$2 million (3) Better utilizes Hudson’s NOLs $240 million in usable US Federal NOLs More US taxable income can be shielded Strong balance sheet and combined cash position of $23.3 million at 12/31/24 Stronger balance sheet for future Cash of $17.7 million at 12/31/2024 Cash of $5.6 million at 12/31/2024 acquisitions and financings No debt Debt of $11.3 million at 12/31/2024 Potential to monetize business units at Only possible as part of NewCo’s Demonstrated by Star’s sale of private market values holding company structure Digirad Health in May 2023 Accelerates progress towards goal of Improves stock trading liquidity and increases market capitalization inclusion in Russell 2000 Index (1) $210 million of adj. revenue including full-year impacts of Timber Technologies and Alliance Drilling Tools acquisitions, which closed in in May 2024 and March 2025, respectively. (2) Projected annual savings of approx. $0.57 per share (pro forma). 7 (3) As of December 31, 2024. Value of approx. $14.45 per share (pro forma, undiscounted).

BENEFITS OF NEWCO’S HOLDING COMPANY STRUCTURE NewCo corporate team will function somewhat like a private equity firm: responsible for M&A, strategy, capital allocation, and public company duties, allowing Hudson RPO management team + Star OpCo management teams to focus on operations and growth opportunities Benefits of NewCo’s Holding Company Structure • Stronger financial profile due to focus on operational excellence, cost savings, lower cost of capital, and other efficiencies • Optimized and disciplined capital allocation maximizes returns over the long term • Operating managers focused on operations and growth, not distracted by corporate functions • Platform for future bolt-on acquisitions, acquisitions of new verticals, and other growth opportunities • Businesses and assets can be sold for intrinsic value versus publicly traded pure plays where asset sale prices are often capped by the stock price 8

Appendix

TRANSACTION DETAILS Transaction Process Transaction Terms Star will merge with and into a wholly owned Stock-for-stock transaction subsidiary of Hudson, and Hudson will be the 1 1 surviving public entity Hudson to acquire all outstanding common shares of Star, issuing 0.23 common shares of HSON for each 2 Hudson will be the public company parent of Star common share of STRR 2 (“NewCo”) Exchange ratio approximately in line with 20-day VWAP 3 trading ratio between the two stocks Pending regulatory as well as Hudson & Star shareholder approvals, the transaction is expected to 3 Upon completion of the merger, Hudson shareholders close in 2H 2025 will own an approx. 79% stake in NewCo, and Star 4 shareholders will own approx. 21% Following closing, NewCo will continue to trade on 4 Hudson will issue preferred stock with identical terms Nasdaq to Star’s preferred stock to be exchanged on a one- 5 for-one basis No impact expected on Hudson’s NOL • HSON and STRR have NOL protection prohibitions 6 on crossing 5% common stock ownership • NewCo expected to maintain this NOL protection 10

NEWCO REPORTING SEGMENTS (1) Reporting Segments Building Business Business Building Business Solutions Services Services Solutions Services + Future bolt-on acquisitions + Future bolt-on acquisitions Real Estate Energy Assets Business Business Investments Services Services Services Other + Future bolt-on acquisitions Investments Investments Investments New Future Segments To be established with the acquisition of new verticals (1) The merger is not expected to impact clients, employees, or brand names of operating businesses. 11

NEWCO PRO-FORMA FINANCIAL PROFILE 2022 – 2024 PF (1) (2)(3) Historical Performance by Division Adj. EBITDA Range Footnotes: Building Solutions $5.3M – $11.7M (1) Excludes pro-forma corporate overhead Business Services $4.3M – $20.1M and public company costs of approx. $7.1M. (2) 2022-2024 Adj. EBITDAs include the full- Energy Services $2.1M – $3.6M year impacts of Star’s Timber Technologies (5/17/24) and Alliance Value of Other Assets YE 2024 PF Values Drilling Tools (3/3/25) acquisitions. (3) Public Equities $4.1M See slides 18-20 for reconciliations of net income to Adj. EBITDA. Private Investments $10.5M (4) Includes the cash and debt from the Alliance Drilling Tools acquisition. Real Estate $12.3M (5) Based on liquidation preference of $10.00 per share. Capital Structure YE 2024 PF Values (6) Based upon 0.23 : 1.00 HSON to (4) Cash less Debt (“Net Cash”) $9.8M STRR exchange ratio. (5) Preferred Stock $26.7M (6) PF Common Shares Outstanding 3.49M 12

ABOUT STAR EQUITY HOLDINGS

Star Equity Holdings is a diversified holding company with three divisions:

Building Solutions

Maine / New England
Designs and manufactures modular housing units for commercial and residential projects

Minneapolis-St Paul Area
Designs and manufactures wall panels and engineered wood products for commercial and residential projects

Distributes building materials and operates two lumber yards and showrooms

Colfax, WI
Designs and manufactures engineered wood products: glue-laminated timber ("glulam") columns, beams, and trusses

Energy Services

Midland, TX, Casper & Evanston, WY, and Vernal, UT

Engaged in the rental, sales, and repair of downhole tools used in oil and gas, geothermal, mining, and waterwell industries

Investments



Real Estate:

Owns, manages, and finances operating company real estate assets

Private Investments:

Holds private company debt and equity interests; makes strategic investments in potential acquisition targets or JVs

Public Investments:

A portfolio of public equities managed by STRR; makes strategic investments in undervalued public companies, potential acquisition targets, or JVs

HUDSON GLOBAL

Star Equity Holdings

Financial Highlights

$53.4M FY 2024 Revenue	**$11.1M** FY 2024 Gross Profit
$5.6M Cash Balance [(1)] **$11.3M** Debt Balance [(1)]	**$23.6M** Real Estate & Investments [(2)]

[(1)] Cash balance, including restricted cash, and debt balance as of December 31, 2024.

[(2)] As of December 31, 2024.

13

STAR OPERATING COMPANIES – FUTURE GOALS Building Solutions Division Energy Services Division ✓ Increase KBS’s modular manufacturing capacity ✓ Strategic investments to meet rising demand for ADT’s and output services, expand its operational capacity, service more rigs, and unlock substantial revenue potential ✓ Explore opportunities to re-open idle Oxford, Maine plant✓ Seeking bolt-on acquisitions ✓ Expand presence in each of KBS, EBGL, and TT’s ✓ Long-term financial goals: markets by increasing output and adding new – ADT: high single-digit annual revenue growth products and services – Division-wide: goal of scaling to $10M+ in Adj. EBITDA ✓ Long-term financial goals: – KBS: mid-teens annual revenue growth (CAGR 2019 through 2024 = 6.3%) Investments Division – EBGL: high single-digit annual revenue growth ✓ Create value across portfolio of public and private (CAGR 2019 through 2024 = 8.0%) investments – TT: high single-digit annual revenue growth ✓ Pursue additional sale-leasebacks and other financings – Division-wide: 10%+ annual revenue growth to unlock latent value of real estate assets with gross margins above 25% 14

ABOUT HUDSON GLOBAL

Hudson Global owns and manages Hudson RPO, a leading global total talent solutions provider

Hudson RPO partners with talent acquisition, HR, and procurement leaders around the world to build diverse, high-impact teams, and drive business success

Services Offered

- Enterprise RPO
- Project RPO
- On-demand RPO
- Total Talent Solutions
- Managed Solutions Provider
- Candidate Sourcing
- Employer Branding
- Talent Advisory
- Recruitment Technology

Industries Served

- Consumer Goods / FMCG
- Financial Services
- Energy / Renewables
- Media
- Medical Devices
- Pharmaceuticals / Life Sciences
- Technology
- Other

Regions Present

- **Americas**: USA, Canada, Brazil, Mexico
- **APAC**: Australia, China, Hong Kong, India, Malaysia, New Zealand, Philippines, Singapore, Vietnam
- **EMEA**: UK, Belgium, Netherlands, France, Germany, Czech Republic, Spain, Switzerland, Poland, UAE, South Africa

HUDSON GLOBAL

Financial Highlights

- **$140.1M** FY 2024 Revenue
- **$70.2M** FY 2024 Adj. Net Revenue
- **$17.7M** Cash Balance [1] No Debt
- **$0.9M** FY 2024 Adj. EBITDA

[1] Cash balance, including restricted cash, as of December 31, 2024.

HUDSON GLOBAL Star Equity Holdings

15

HUDSON RPO – FUTURE GOALS

Hudson RPO Management's Performance Goals:

	Adj. Net Revenue	Adj. EBITDA	
Interim Goal #1	$100 million	$20 million	We believe Goal #1 **can be achieved organically in the next few years**
Longer-Term Goal #2	$200 million	$50 million	We believe Goal #2 **timeline could be accelerated significantly by partnering with a growth capital provider**

- At $200 million of adjusted net revenue, we believe Hudson RPO would generate ~$50 million of adjusted EBITDA
- An external growth capital investment would be a "win-win-win" for a future capital provider, the Hudson RPO management team, and NewCo shareholders [(1)]

(1) We believe Hudson RPO's potential to realize its private market value would be "anchored" by HSON's stock price if HSON were to remain a pure-play public company. Therefore, bringing Hudson RPO inside NewCo's multi-industry holding company structure allows for a higher likelihood of realizing its private market value at some point in the future without the "anchoring effect" of a pure-play public company stock price.

HUDSON GLOBAL Star Equity Holdings 16

RECONCILIATION OF NON-GAAP FINANCIALS

Reconciliation of Net Loss to Pro-Forma Adjusted EBITDA
(In millions, unaudited)

For The Twelve Months Ended December 31, 2024	Hudson Global, Inc	Star Equity Holdings, Inc.	Total
Gross Revenue	$ 140.1	$ 53.4	$ 193.4
Add: Timber Technologies (pro forma prior to acquisition on 5/17/24)			6.8
Add: Alliance Drilling Tools (2024 pre-consolidated revenue)			10.1
Total Pro-Forma Gross Revenue			$ 210.3
Net loss	$ (4.8)	$ (10.4)	$ (15.2)
Provision for income taxes	1.3	0.3	1.6
Interest income, net	(0.4)	(0.6)	(1.0)
Depreciation and amortization	1.4	3.6	5.0
EBITDA (loss) [1]	(2.5)	(7.2)	(9.7)
Non-operating expense (income), including corporate administration charges	0.0	4.9	4.9
Stock-based compensation expense	1.3	0.2	1.5
Non-recurring severance and professional fees	2.1	1.3	3.3
Adjusted EBITDA (loss) [1]	$ 0.9	$ (0.8)	0.1
Add: Estimated synergies			2.0
Add: Timber Technologies (pro forma prior to acquisition on 5/17/24)			2.2
Add: Alliance Drilling Tools (2024 pre-consolidated EBITDA)			2.1
Total Pro-Forma Adjusted EBITDA [2]			$ 6.4
Pro Forma Adjusted EBITDA as a Percentage of Pro-Forma Gross Revenue			3.0%

1. Non-GAAP earnings before interest, income taxes, and depreciation and amortization ("EBITDA") and non-GAAP earnings before interest, income taxes, depreciation and amortization, non-operating income (expense), stock-based compensation expense, and other non-recurring severance and professional fees ("Adjusted EBITDA") are presented to provide additional information about the Company's operations on a basis consistent with the measures which the Company uses to manage its operations and evaluate its performance. Management also uses these measurements to evaluate capital needs and working capital requirements. EBITDA and Adjusted EBITDA should not be considered in isolation or as a substitute for operating income, cash flows from operating activities, or other income or cash flow statement data prepared in accordance with generally accepted accounting principles or as a measure of the Company's profitability or liquidity. Furthermore, EBITDA and Adjusted EBITDA as presented above may not be comparable with similarly titled measures reported by other companies.

2. Pro-Forma Adjusted EBITDA represents non-GAAP earnings before interest, income taxes, depreciation, and amortization, further adjusted to exclude non-operating income (expense), stock-based compensation, and certain non-recurring items such as severance and professional fees. It also includes pro-forma adjustments to reflect the combined operations of Hudson Global, Inc. and Star Equity Holdings, Inc. These adjustments include estimated annualized corporate cost synergies and the results of Timber Technologies and Alliance Drilling Tools prior to their respective acquisitions. This measure is intended to provide a more accurate view of the anticipated ongoing performance of the combined company.

We are unable to reconcile our long-term reported gross revenue estimate to our long-term pro-forma gross revenue estimate because we are unable to predict the long-term impact of foreign exchange due to the unpredictability of future changes in foreign exchange rates and because we are unable to predict the occurrence or impact of any acquisitions, divestitures or other structural changes. We are also not able to reconcile our long-term reported net income estimate to our long-term adjusted EBITDA estimate or our long-term reported net income margin to our long-term adjusted EBITDA margin because we are unable to predict the long-term impact of foreign exchange or the mark-to-market net impact on commodity derivatives due to the unpredictability of future changes in foreign exchange rates and commodity prices. Therefore, we are unable to provide a reconciliation of these measures.

HUDSON GLOBAL Star Equity Holdings 17

RECONCILIATION OF NON-GAAP FINANCIALS Business Services Reconciliation of Net Income to Adjusted EBITDA excluding Corporate Costs (In millions, unaudited) For The Twelve Months Ended December 31, 2022 2024 1. Non-GAAP earnings before interest, income taxes, and depreciation and amortization (“EBITDA”) and non-GAAP earnings before interest, income taxes, depreciation and amortization, non-operating income (expense), stock-based Net income (loss) $ 7.1 $ (4.8) compensation expense, other non-recurring severance, professional fees, and compensation expense from acquisitions (“Adjusted EBITDA”) are presented to Provision for income taxes 2.3 1.3 provide additional information about the Company's operations on a basis consistent Interest income, net (0.1) (0.4) with the measures which the Company uses to manage its operations and evaluate its performance. Management also uses these measurements to evaluate capital needs Depreciation and amortization 1.4 1.4 and working capital requirements. EBITDA and Adjusted EBITDA should not be (1) 10.8 (2.5) EBITDA (loss) considered in isolation or as a substitute for operating income, cash flows from operating activities, or other income or cash flow statement data prepared in Non-operating expense (income), including corporate administration charges (0.0) 0.0 accordance with generally accepted accounting principles or as a measure of the Company's profitability or liquidity. Furthermore, EBITDA and Adjusted EBITDA as Stock-based compensation expense 2.3 1.3 presented above may not be comparable with similarly titled measures reported by Non-recurring severance, professional fees, and compensation expense from acquisitions other companies. 3.4 2.1 (1) 16.4 0.9 Adjusted EBITDA Add back: Corporate costs 3.7 3.4 (1) $ 20.1 $ 4.3 Adjusted EBITDA excluding Corporate costs 18

RECONCILIATION OF NON-GAAP FINANCIALS Building Solutions Reconciliation of Net Income to Adjusted EBITDA 1. Non-GAAP earnings before interest, income taxes, and depreciation and (In millions, unaudited) amortization (“EBITDA”) and non-GAAP earnings before interest, income taxes, depreciation and amortization, non-operating income (expense), stock-based For The Twelve Months Ended December 31, 2022 2024 compensation expense, and other non-recurring transaction costs and professional fees (“Adjusted EBITDA”) are presented to provide additional information about the Net income (loss) $ 2.9 $ (1.6) Company's operations on a basis consistent with the measures which the Company Depreciation and amortization 2.0 3.3 uses to manage its operations and evaluate its performance. Management also uses these measurements to evaluate capital needs and working capital requirements. Interest (income) expense 0.4 0.5 EBITDA and Adjusted EBITDA should not be considered in isolation or as a substitute Income tax benefit (0.1) - for operating income, cash flows from operating activities, or other income or cash flow (1) 5.2 2.3 EBITDA (loss) statement data prepared in accordance with generally accepted accounting principles or as a measure of the Company's profitability or liquidity. Furthermore, EBITDA and Adjusted EBITDA as presented above may not be comparable with similarly titled Non-operating expense (income) 1.1 (0.0) measures reported by other companies. Stock based compensation expense 0.0 0.0 Non-recurring transaction costs and professional fees - 0.8 2. Timber Technologies Adj. EBITDA in 2024 reflects pro forma Adj. EBITDA earned Adjusted EBITDA 6.3 3.1 1/1/2024 - 5/17/2024; remainder of 2024 Adj. EBITDA is included in consolidated (2) Building Solutions figures. 5.4 2.2 Add: Timber Technologies Adj. EBITDA Adjusted EBITDA $ 11.7 $ 5.3 19

RECONCILIATION OF NON-GAAP FINANCIALS Energy Services 1. Non-GAAP earnings before interest, income taxes, and depreciation and Reconciliation of Net Income to Adjusted EBITDA amortization (“EBITDA”) and non-GAAP earnings before interest, income taxes, (In millions, unaudited) depreciation and amortization, and other Pro-forma adjustments (“Adjusted EBITDA”) For The Twelve Months Ended December 31, 2023 2024 are presented to provide additional information about the Company's operations on a basis consistent with the measures which the Company uses to manage its operations and evaluate its performance. Management also uses these measurements to Net income $ 3.1 $ 1.4 evaluate capital needs and working capital requirements. EBITDA and Adjusted Provision for income taxes 0.0 0.0 EBITDA should not be considered in isolation or as a substitute for operating income, Interest income, net (0.0) (0.0) cash flows from operating activities, or other income or cash flow statement data Depreciation and amortization 0.5 0.6 prepared in accordance with generally accepted accounting principles or as a measure (1) of the Company's profitability or liquidity. Furthermore, EBITDA and Adjusted EBITDA EBITDA (loss) 3.7 2.0 as presented above may not be comparable with similarly titled measures reported by Pro-forma compensation and other adjustments (0.1) 0.1 other companies. (1) $ 3.6 $ 2.1 Adjusted EBITDA 20

CONTACT US Company ir@hudsonrpo.com admin@starequity.com Investor Relations The Equity Group Inc. Lena Cati 212-836-9611 lcati@theequitygroup.com